[Letterhead of Sullivan & Cromwell LLP]

April 28, 2025

VIA EDGAR

Securities and Exchange Commission,
         Division of Corporation Finance,
                100 F Street, N.E.,
                        Washington, D.C. 20549.

Re:       Central Bancompany, Inc. Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of Central Bancompany, Inc. (the “Company”), we hereby confidentially submit pursuant to the Securities Act of 1933, as amended, a Draft Registration Statement on Form S-1 (the “Registration Statement”) relating to the proposed initial public offering of shares of the Company’s Class A common stock for non-public review by the Staff of the Securities and Exchange Commission prior to the public filing of the Registration Statement.

The Company confirms that it will publicly file the Registration Statement and any non-public draft submissions at least 15 days prior to any road show or, in the absence of a road show, at least 15 days prior to the requested effective date of the Registration Statement.

If you have additional questions or require any additional information with respect to the Registration Statement or this letter, please do not hesitate to contact me at (212) 558-4175 or by email (clarkinc@sullcrom.com) or Jared M. Fishman at (212) 558-1689 or by email (fishmanj@sullcrom.com).

Sincerely,

/s/ Catherine M. Clarkin
Catherine M. Clarkin

cc:	Jeremy Colbert
(Central Bancompany, Inc.)

Jared M. Fishman
(Sullivan & Cromwell LLP)